FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                            For the month of May 2007


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Ian Garland joins Acambis




Ian Garland joins Acambis as new CEO


Cambridge, UK and Cambridge, Massachusetts - 3 May 2007 - Acambis plc ("Acambis") (LSE: ACM) is pleased to announce that its new Chief Executive Officer, Ian Garland, is joining the Company on 8 May 2007 and will be appointed to the Board of the Company on that date.

As previously announced, Acambis' previous CEO, Gordon Cameron, continues as a Board Member until 1 June 2007 to facilitate the transition.

Acambis will publish its financial results for the three months ended 31 March 2007 on Thursday, 10 May. A conference call for analysts and investors will be co-hosted by Ian Garland and Acting Chief Financial Officer, Elizabeth Brown.


                                     -ends-


Enquiries:

Acambis plc
Peter Fellner, Chairman
Elizabeth Brown, Acting Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300


Brunswick
Jon Coles / Justine McIlroy / Margherita Lupi
Tel: +44 (0) 20 7404 5959


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. ChimeriVax-JE, Acambis' most advanced product in the non-biodefence pipeline, has to date shown an excellent safety and efficacy profile following pivotal Phase 3 trials. It is currently undergoing paediatric trials in India and is partnered with sanofi pasteur and Bharat Biotech. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.






                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 3 May 2007                             ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.